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EXHIBIT 99.1

For Immediate Release
Contact:
Susan Hoff, Best Buy Co., Inc.
952-947-2443
 susan.hoff@bestbuy.com

Best Buy Successfully Completes Cash Tender Offer for Musicland Stores Corporation

    MINNEAPOLIS, January 23, 2001—Best Buy Co., Inc. (NYSE: BBY), today announced the successful completion of its $12.55 per share cash tender offer for all outstanding shares of common stock of Musicland Stores Corporation (NYSE: MLG). The tender offer expired at 12:00 midnight on Monday, January 22, 2001, at which time approximately 30,017,200 shares, or 93.4%, of Musicland's outstanding shares had been tendered, excluding guaranteed deliveries.

    Best Buy will accept for payment all the shares of Musicland common stock tendered. Payment for the shares tendered will be made promptly through Wells Fargo Shareowner Services, the depositary for the tender offer. After payment for the deposited shares, Best Buy will own approximately 93.4% of the total issued and outstanding shares of Musicland.

    Best Buy intends to acquire the shares of Musicland which have not been tendered as soon as possible through a merger transaction. Through this transaction, the remaining stockholders of Musicland would receive the same amount of cash per share that they would have received in the tender offer, unless they perfect appraisal rights. As a result, Musicland will become a wholly owned subsidiary of Best Buy.

    "We are pleased with the results of the tender offer and look forward to completing this acquisition soon," said Best Buy Chairman & CEO Richard M. Schulze.

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. Best Buy has filed a tender offer statement with the SEC and Musicland has filed a solicitation/recommendation statement with respect to the offer. Investors and security holders of both Best Buy and Musicland are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this press release because they contain important information about the transaction. Investors and security holders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement and other documents filed by Best Buy and Musicland at the SEC's Web site at www.sec.gov.

    The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained free from Musicland or by contacting Beacon Hill Partners, Inc., the Information Agent, at 800-755-5001.

    Musicland is the leading specialty retailer of pre-recorded home entertainment products. The company's more than 1,300 retail stores attract over 300 million customer visits each year. Musicland employs 14,000 people in 49 states, including Puerto Rico and the US Virgin Islands under the names: Sam Goody, Suncoast, Media Play and On Cue.

About Best Buy Co., Inc.

    Minneapolis-based Best Buy Co., Inc. (NYSE: BBY) is the nation's number one specialty retailer of consumer electronics, personal computers, entertainment software and appliances. The Company reaches consumers nationwide through its more than 400 retail stores located in 41 states and online at http://www.bestbuy.com/

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Best Buy Successfully Completes Cash Tender Offer for Musicland Stores Corporation